UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.80 per share

(Title of Class of Securities)

835438409

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13D	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 3,698,230 shares of Class A Common Stock, par value $0.80 per share, outstanding as of May 4, 2007, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on May 11, 2007.

CUSIP No. 835438409	13D	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D	Page 5 of 16 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on June 27, 2007 (the “Schedule 13D”), with respect to the shares of Class A Common Stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 835438409	13D	Page 6 of 16 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $6,374,468.27. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on January 17, 2005, as amended on April 4, 2005, February 14, 2006, July 10, 2006 and February 14, 2007, to report the acquisition of the Shares. On June 26, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 26th Letter”). A copy of the June 26th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On July 17, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “July 17th Letter”). A copy of the July 17th Letter is attached hereto as Exhibit B and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, GPC LXV, LLC and Mercury Global Alpha Fund LP owned beneficially 118,319; 120,676; 42,966; 48,524; and 32,157 Shares, respectively, representing approximately 3.2%; 3.3%; 1.2%; 1.3%; and 0.9% respectively, of the shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 835438409	13D	Page 7 of 16 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007 *

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007

Exhibit C	Schedule of Transactions in Shares of the Issuer

Exhibit D	Joint Filing Agreement *

*	Filed with the Schedule 13D on June 27, 2007.

CUSIP No. 835438409	13D	Page 8 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 835438409	13D	Page 9 of 16 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007 *

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007

Exhibit C	Schedule of Transactions in Shares of the Issuer

Exhibit D	Joint Filing Agreement *

*	Filed with the Schedule 13D on June 27, 2007.

Exhibit B

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

July 17, 2007

The Board of Directors of Sonesta International Hotels Corporation

Board of Directors:

Peter J. Sonnabend

Vernon R. Alden

George S. Abrams

Jean C. Tempel

Joseph L. Bower

Roger P. Sonnabend

Paul Sonnabend

Stephanie Sonnabend

Charles J. Clark

c/o Sonesta International Hotels Corporation

116 Huntington Avenue

Boston, MA 02116

Dear Directors of Sonesta International Hotels Corporation:

As we noted in our previous letter to the Board of Directors of Sonesta International Hotel Corporation (“Sonesta” or the “Company”), Mercury Real Estate Advisors LLC together with its affiliates (“Mercury”) is the largest independent shareholder of the Company, with a reported 9.8% ownership position.

Due to the Company’s recently announced exploration of strategic alternatives and the fact that the Sonnabend family owns a controlling interest in the Company, we believe it is both necessary and useful to publicly share our opinion relating to the true range of value for the Company. This valuation is based on public filings by the Company, public discussions with the Company’s management and our own independent analysis and due diligence. We explain our valuation in some detail below, so that other parties may come to their own conclusions as to the Company’s value. Our valuation below is also meant to serve as a data point for the independent directors of the Company as they evaluate potential offers for the Company.

The market for going private transactions of hotel companies has been extremely active this year with seven transactions totaling over $28 billion (excluding debt) since the beginning of January, according to SNL Financial. In the last month alone, we’ve seen two of the largest of these transactions involving Hilton Hotels Corporation (“Hilton”) at an announced value of $20.5 billion and Equity Inns, Inc. (“Equity Inns”) at an announced value of $1.3 billion. As noted in the Wall Street Journal shortly before these two deals were announced, much of the interest in lodging real estate today, especially among private equity buyers, is based on the fact that, “yields on the properties remain higher than on other types of commercial real estate, and lodging fundamentals remain strong.” Consequently, Hilton and Equity Inns commanded full prices and significant premiums to current market valuations with Hilton’s acquisition price representing a 40% premium to its prior-day closing price. Moreover, a July 16, 2007 article in Barron’s quoted New York Based consultant HVS Hospitality Services who sees, “lodging investment activity and hotel performance improving through 2008, as interest rates stay low and capital is abundant.” In the article, HVS identifies Boston along with New York, San Diego, Miami, San Jose and San Francisco as being the most attractive markets for hotel purchases, “based on low volatility and projected big increases in value.”

Given that Sonesta owns only one hotel in fee (“The Royal Sonesta Boston (Cambridge) Hotel” or “Sonesta Boston”) and a partnership interest in a condominium development at the Sonesta Beach Resort Key Biscayne (“Key Biscayne”), we believe it is best to analyze the Company’s value as a sum of its constituent parts. We value the Key Biscayne development based our assumptions regarding the project’s construction and development costs relative to the selling price we believe the units will ultimately achieve in the market based on our due diligence. In contrast, we value the Sonesta Boston as a single hotel held for sale. Cash and certain other assets are valued based on the Company’s current balance sheet.

Our valuation, it should be noted, is on a pre-tax basis, as it is impossible to determine the tax implications given the variety of potential buyers and transactional structures. We believe, however, that it is likely a sophisticated buyer could successfully defer or minimize a considerable portion of the tax liability. Though there is an inherent subjectivity to some of our assumptions, which are set forth below, we have concluded that the intrinsic value of the Company, on a pre-tax basis, is in the range of $110 to $125 per share of class A common stock, a substantial premium to the current market price.

Key Biscayne

Sonesta’s partnership interest in the Key Biscayne condominium development is one of the two most valuable assets held by the Company. In April 2005, the Company entered into a joint venture agreement with an affiliate of Fortune International (“Fortune”), an experienced and well respected real estate development and brokerage firm based in South Florida. The joint venture business plan was to redevelop the Company’s aging beachfront Key Biscayne hotel into a new, luxury residential or residential / hotel project. Under the terms of the joint venture set forth in the Company’s filings, Sonesta contributed the land and the hotel in exchange for an immediate cash payment of $60 million and a limited partnership preferred position of an additional $60 million paid out of first available net proceeds from condominium sales, after repayment of certain debt. Thereafter, Fortune was to receive its initial $30 million equity contribution (plus any additional equity contributions) and subsequently, all additional profits would be split

50/50 between the Company and Fortune. Fortune is serving as the developer of the project with the Company’s role limited to a more consultative and passive role.

After approximately a year and a half of proposing preliminary design ideas to the Village of Key Biscayne, with the predictable anti-development forces attempting to limit the project size, a condominium development of 165 units was approved “as of right” in February 2007. While the number of units is relatively small, the project was approved for a total of 625,000 saleable square feet, representing a sizeable average of 3,788 square feet per unit. The most critical questions in valuing the project are therefore fourfold: (1) what will be the projected hard and soft costs for constructing this project, (2) what will be the selling price per square foot of the project when completed, (3) when will the profits be achieved and, and (4) what is an appropriate discount rate to discount these future cash flows to the present?

Based on discussions with general contracting firms as well as a review of comparable projects, we estimate the hard and soft costs to construct the project to be approximately $400 per square foot. This amount does not include the cost of the land, which is attributable at approximately an additional $192 per square foot ($120 million initial land valuation and contribution cost divided by 625,000 saleable square feet, although we note that recent filings indicate this land was valued by a third party at $160 million). Therefore, the total development cost per square foot is approximately $600, generous even for a luxury beachfront project.

Likewise, based on discussions with brokerage firms, comparable projects and management, we believe a selling price of $1,500 to $1,800 per square foot can be achieved for a new, luxury beachfront, low density project. The project site is one of the most highly desirable sites on Key Biscayne and one of the few waterfront sites that could be developed for this sort of project. The natural beauty of the site, as well as its scarcity value, supports this valuation conclusion.

Projects of this type should require approximately 6 to 9 months to complete working drawings, and a further 3-6 months for demolition of the existing low rise hotel and site grading. Construction should require approximately 18 to 24 months, resulting in completion and occupancy in 30 to 36 months. Condominium sales could, however, commence in approximately a year, providing some early certainty as to project success. Based on the above estimates, we have projected receipt of condo sales in 30 to 36 months for purpose of ascertaining value. While people may reasonably differ on an appropriate discount rate, we have chosen 15%, over 1000 basis points or 10% higher than the risk free Treasury rate of similar 2 to 3 year maturity.

Using all the above assumptions, the resulting value on a per share basis is approximately $73.35 to $80.45 per common share on a pre-tax basis, assuming 3,698,230 shares of class A common stock outstanding as reported by Sonesta in its most recent form 10-Q for the Company, dated May 11, 2007 for the period ended March 31, 2007.

Royal Sonesta Boston (Cambridge) Hotel

The only wholly owned hotel asset of the Company is the Sonesta Boston, located in Cambridge, Massachusetts. This is a 400-room full-service hotel located on the Charles River in close proximity to Harvard University and MIT, which also benefits from the growing biotechnology market in Cambridge. The property is conveniently located a short drive from historic Back Bay, Downtown Boston and Logan Airport.

Hotel operations at the Sonesta Boston have improved significantly over the last two years. While occupancy has stayed relatively flat over this period, average daily room rates have grown 18.8% from $149 to $177. In hotel terms, this revenue per available room, or RevPAR, increased from $96 to $114 from 2004 to 2006. The Company has invested substantial capital over the last two years in upgrading common areas, improving room FF&E and adding the highly acclaimed Restaurant dante which was included in Bon Appetit’s 2006 “Hot 10” new U.S. restaurants. In 2006 alone, over $4 million was spent on improving the hotel.

Given the vast amount of capital searching for investment opportunities in the hotel sector as noted above, we believe the Sonesta Cambridge would be a very attractive acquisition candidate for many buyers. Given Boston’s prominence as an East Coast gateway city, numerous public domestic and international buyers have purchased other Boston hotel properties in the last three years. A list of those acquisitions is as follows:

Property Transaction	Date	Meeting Space (SF)	Sales Price (M)		Price / Room
Marriott Boston Quincy	5/1/2007	15,000	$116.6		$251,293
Boston Marriott Long Wharf	3/23/2007	10,825	$228.2		$567,662
Westin Boston Waterfront	2/1/2007	32,000	$300.0	*	$378,310	*
Ritz Carlton Boston	1/10/2007	18,000	$166.1		$608,494
Embassy Suites Logan Airport	7/21/2006	7,550	$53.4		$195,604
Hilton Boston Back Bay	10/24/2005	14,000	$110.0		$285,714
The Westin Copley Place	8/31/2005	50,000	$324.0		$403,487
The Onyx Hotel	5/18/2005	425	$28.6		$255,357
Courtyard Tremont Boston	8/20/2004	13,000	$227.0		$134,558

*	Note: Westin Boston Waterfront purchase price and price/room adjusted for retail component and land parcel included in total reported acquisition price

One available metric to measure hotel sales is price-per-room. The price-per-room ranges from approximately $135,000 to $610,000. In general, the luxury or upper upscale branded properties should sell at a premium to the Sonesta. Additionally, Back Bay is in general a slightly preferable location to Cambridge. However, hotels with conference space exceeding 20,000 square feet (such as the Sonesta Boston with 22,000 square feet) typically command a higher price. Based on all these factors, we believe the Hilton Boston Back Bay and the Westin Boston Waterfront Hotel transactions are the best comparables. Therefore, we believe the Sonesta Boston should sell for approximately $300,000 per room to $350,000 per room. A buyer could re-flag the Sonesta Boston to its own brand, which is a potentially major benefit not available with a hotel locked into a pre-existing management agreement.

Thus, based on the above prices-per-room comparables, we believe that the Sonesta Boston could achieve a sales price of $120 million to $140 million. Subtracting mortgage debt of approximately $34 million currently encumbering the hotel, one is left with net pre-tax proceeds of approximately $86 million to $106 million, or $23.24 to $28.65 per share of class A common stock on pre-tax basis.

Other Hotel Assets

The Company has interests in a further collection of hotels, including a leasehold interest in the Chateau Sonesta Hotel New Orleans, the Sonesta Hotel & Suites Coconut Grove, the Trump International Sonesta Beach Hotel, as well as interests in a number of international properties in Egypt, Qatar, Brazil and St. Maarten. Given limited public disclosure, it is difficult to appropriately value these miscellaneous assets, although we strongly believe they are worth a minimum of $4.00 to $7.00 per share of class A common stock before taxes. This is based on a conservative 2-3x multiple on management activity revenues, driven primarily by fees related to Sonesta’s managed Florida properties (Trump International and Coconut Grove) and an 8-10x multiple on conservative projections of post-Katrina stabilized operating income at the Sonesta New Orleans.

Cash

The most recent Form 10-Q for the Company, dated May 11, 2007 for the period ended March 31, 2007, shows $20.9 million of cash and cash equivalents on the balance sheet, as well as restricted cash of an additional $442,000, or an additional $5.77 per share of class A common stock.

Other Assets and Liabilities

The most recent balance sheet for the Company reflects additional miscellaneous assets and liabilities, other than the cash and property assets and mortgage liability already described above. The remaining assets total $29.1 million or $7.87 per common share, while the remaining liabilities total $18.9 million or $5.11 per common share. Sonesta also has a deferred gain liability of $64.5 million from the sale of the Key Biscayne land, which will ultimately carry as-of-yet unknown tax implications. As described in the Company’s form 10-K, this gain is presently assumed to be amortized over a 30-year period. In keeping with our pre-tax analysis, we attribute no up-front penalty to a buyer related to this item.

Conclusion

Based on the above analysis, it is our belief that the Company is worth in a range of approximately $110 to $125 per share of class A common stock before adjusting for taxes. As stated, we believe it is likely that a sophisticated buyer may be able to defer much of the taxes associated with acquiring Sonesta or the Company’s assets. However, recognizing that tax implications could vary materially depending on the status of the acquirer and structure of the transactions, we make no assumptions as to the ultimate impact of taxes on Sonesta’s valuation.

Given its size, the Company lacks the critical mass to support the expense of being a public company. Moreover, the portfolio of hotels is far too small to derive significant advertising or reservations benefits and offer the critical frequent traveler programs. Consequently, we believe the best course of action is to sell the Company’s assets to a third party buyer with a more robust platform. We believe this outcome will provide the greatest benefit to all Company shareholders. However, we are also not opposed to the Sonnabend family pursuing a management buyout, so long as it is as the highest bidder paying fair value for the Company’s assets.

As noted in our previous letter, we intend to hold all Directors to the highest standards of fiduciary duty. The exercise of examining strategic alternatives can be fraught with risk where there is an inherent conflict arising from the interest of a controlling family in connection with a sale process. As a result, we expect that any transaction will be completely transparent and financially consistent with obtaining best and highest value for this unique and valuable set of assets.

Very truly yours,

David R. Jarvis	Malcolm F. MacLean
Chief Executive Officer	President

CUSIP No. 835438409	13D	Page 16 of 16 pages

Exhibit C

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/17/2007	(75.00)	24.684
05/24/2007	1000.00	24.252
05/31/2007	3190.00	24.249
6/26/2007	15000.00	30.50

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/31/2007	4210.00	24.249
06/15/2007	(29000.00)	30.950
6/26/2007	10000.00	30.50

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/16/2007	600.00	26.422
05/17/2007	2000.00	23.385
05/22/2007	1600.00	24.743
05/23/2007	100.00	24.900
05/30/2007	1670.00	24.261

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/17/2007	(200.00)	24.684

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/13/2007	200.00	40.0100

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.